FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2003

Wheaton River Minerals Ltd.

(Translation of registrant's name into English)

Suite 1560, 200 Burrard Street, Vancouver, British Columbia V6C 3L6 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Wheaton River Minerals Ltd.

(Registrant)

Date: April 16, 2003

By:

 /s/ Derek Price

 Name

Its:

Chief Financial Officer

(Title)

MATERIAL CHANGE REPORT

Subsection 75(2) of the Securities Act (Ontario)

and equivalent sections in the Securities Acts

of each of the other provinces of Canada

1.

Reporting Issuer

Wheaton River Minerals Ltd.

Waterfront Centre, Suite 1560

200 Burrard Street

Vancouver, BC  V6C 3L6

2.

Date of Material Change

April 8, 2003

3.

Press Release

A press release with respect to the material change referred to in this report was issued on April 8, 2003 and subsequently filed on SEDAR.

4.

Summary of Material Change

Wheaton River Minerals Ltd. (“Wheaton River”) announced that Northern Orion Explorations Limited (“Northern Orion”) will participate with Wheaton River in the acquisition of a 25% interest in the Bajo de la Alumbrera gold-copper mine in Argentina held by Rio Algom Limited (“Rio Algom”), a wholly-owned subsidiary of BHP Billiton, for an aggregate purchase price of US$180 million.  Under an agreement among Wheaton River, Northern Orion and Rio Algom, each of Wheaton River and Northern Orion will acquire a 12.5% interest in the Alumbrera mine for not less than US$65 million in cash and up to US$25 million in deferred consideration.

Closing will be subject to a number of conditions, including board approvals, obtaining all requisite regulatory and third party approvals and consents, including consents from the lenders to the Alumbrera mine and satisfaction of customary closing conditions.  Northern Orion’s participation is subject to the completion of financing to raise its share of the purchase price payable on closing.  The scheduled closing date has been extended to June 23, 2003.

5.

Full Description of Material Change

Wheaton River announced that Northern Orion will participate with Wheaton River in the acquisition of the 25% interest in the Bajo de la Alumbrera gold-copper mine in Argentina held by Rio Algom, a wholly-owned subsidiary of BHP Billiton, for an aggregate purchase price of US$180 million.  Under an agreement among Wheaton River, Northern Orion and Rio Algom, each of Wheaton River and Northern Orion will acquire an indirect 12.5% interest in the Alumbrera mine for not less than US$65 million in cash and up to US$25 million in deferred consideration.  Wheaton River and Northern Orion will form a special purpose acquisition company (“Acquisitionco”) to acquire the 25% interest in the Alumbrera mine.  Each of Wheaton River and Northern Orion will hold a 50% interest in Acquisitionco.  The deferred consideration will bear interest at the rate of LIBOR plus 2% and will be due on or before May 30, 2005.  Wheaton River’s share of the deferred consideration will be secured by a pledge of all of its shares of Acquisitionco.

Closing will be subject to a number of conditions, including board approvals, obtaining all requisite regulatory and third party approvals and consents, including consents from the lenders to the Alumbrera mine and satisfaction of customary closing conditions.  The scheduled closing date has been extended to June 23, 2003.

Northern Orion’s participation is subject to the completion of financing to raise its share of the purchase price payable on closing.  If Northern Orion is unable to receive sufficient commitments to meet its required minimum equity contribution to Acquisitionco, Wheaton River has agreed to proceed with the purchase of the entire 25% interest from Rio Algom.

6.

Reliance on Subsection 75(3) of the Securities Act (Ontario)

Not applicable.

7.

Omitted Information

Not applicable.

8.

Senior Officer

For further information contact Ian W. Telfer, Chairman and Chief Executive Officer of Wheaton River at (604) 696-3000.

9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia this 16th day of April, 2003.

WHEATON RIVER MINERALS LIMITED

Per:

T. Derek Price

Vice President, Finance and Chief Financial Officer